Exhibit 12
H. J. HEINZ CORPORATION II AND SUBSIDIARIES
COMPUTATION OF RATIOS OF EARNINGS TO FIXED CHARGES

	Successor		Predecessor
	December 28, 2014	February 8 - December 29, 2013	April 29 - June 7, 2013	April 28, 2013	April 29, 2012	April 27, 2011
	(52 Weeks)	(29 Weeks)	(6 Weeks)	(52 Weeks)	(52 1/2 Weeks)	(52 Weeks)
	(In thousands)
Fixed Charges:
Interest expense*	$700,638	$417,960	$52,545	$286,742	$296,785	$276,744
Capitalized interest	930	2,047	21	1,365	480	1,897
Interest component of rental expense	29,160	38,001	4,756	42,715	45,530	32,170
Total fixed charges	$730,728	$458,008	$57,322	$330,822	$342,795	$310,811

Earnings:
Income/(loss) from continuing operations before income or loss from equity investees and income taxes	$802,956	$(297,705)	$(130,327)	$1,343,643	$1,236,089	$1,416,322
Add: Interest expense*	700,638	417,960	52,545	286,742	296,785	276,744
Add: Interest component of rental expense	29,160	38,001	4,756	42,715	45,530	32,170
Add: Amortization of capitalized interest	898	420	91	755	783	754
Earnings as adjusted	$1,533,652	$158,676	$(72,935)	$1,673,855	$1,579,187	$1,725,990

Ratio of earnings to fixed charges	2.10	0.35	(1.27)	5.06	4.61	5.55

*	Interest expense includes amortization of debt expense and any discount or premium relating to indebtedness.